Exhibit 99.1

Safety Shot to Acquire Yerbaé Brands Corp., adding approximately $12 Million to Annual Revenue and Creating a Potential Force in Wellness and Functional Beverages

●	Yerbaé is a scalable, growth-oriented complementary brand with a large and growing addressable market

●	Yerbaé creates clean, simple, and delicious plant-based energy beverages that are “better-for-you”

●	Yerbaé had approximately $12 million in revenue for the fiscal year ending 2023

●	Safety Shot and Yerbaé will combine primary and secondary management teams in an attempt to deliver top-line growth

●	The proposed transaction is expected to deliver significant cost synergies, driven by G&A and supply chain efficiencies

SCOTTSDALE, Ariz. – (Globe Newswire) – January 8, 2025 – Safety Shot, Inc. (Nasdaq: SHOT) (“SHOT”, “Safety Shot”, or the “Company”), a wellness and dietary supplement company, and Yerbaé Brands Corp. (TSX-V: YERB.U; OTCQX: YERBF) (“Yerbaé”), a plant-based energy beverage company, today announced the execution of a definitive arrangement agreement dated January 7, 2025 (the “Arrangement Agreement”) that will seek to redefine the landscape of healthy and functional beverages. This proposed strategic acquisition (the “Transaction”) looks to bring together Safety Shot’s innovative wellness solutions with Yerbaé’s popular line of plant-based energy drinks, adding a company that generated approximately $12 million of revenue in fiscal year 2023 and creating a powerful platform for potential accelerated growth and market leadership.

A Complementary Partnership for Growth

Yerbaé, founded in 2017 by Todd and Karrie Gibson, is a rapidly growing brand that has captured the attention of health-conscious consumers with its clean, simple, and delicious plant-based energy beverages. With approximately $12 million in revenue for its fiscal year ending 2023 against $5.9 million in cost of sales, Yerbaé has demonstrated its ability to resonate with a large and expanding market seeking healthier alternatives to traditional energy drinks. Yerbaé’s beverages are specifically formulated to provide a more refreshing taste than coffee, with added benefits compared to existing sodas and sparkling waters, and healthier ingredients than traditional energy drinks. Yerbaé’s product line aligns with a variety of healthy lifestyles, including non-GMO, Keto, Vegan, Kosher, Paleo, and gluten-free diets.

“We believe that this acquisition could be a significant revenue catalyst for Safety Shot on top of an expected revenue growth rate of 50% expected in Q4, versus Q3” said John Gulyas, Chairman of SHOT. “We believe Yerbaé’s impressive growth and established presence in the plant-based beverage market, generating approximately $12 million in revenue in fiscal year 2023, could be instrumental in driving our potential growth.”

Todd Gibson, Chief Executive Officer of Yerbaé, added, “We are thrilled to join forces with Safety Shot and leverage their expertise and resources to potentially accelerate our growth. We believe that the Transaction will provide us with access to new distribution channels, expanded marketing capabilities, and valuable synergies that will look to benefit both brands.”

Compelling Strategic and Financial Benefits

1. Leveraging Yerbaé’s Robust Distribution and Customer Relationships

Yerbaé has established a strong network of distribution channels and deep customer relationships across multiple regions. By merging with SHOT, we believe Yerbaé’s proven ability to penetrate retail markets can be extended to SHOT’s product lines, potentially driving greater visibility and availability for both companies’ beverages. We believe that this could create a platform for rapid market expansion, increased sales velocity, and a broader consumer base.

●	Sales and Distribution Value for Public Markets:

○	If the Transaction is consummated, SHOT will gain immediate access to Yerbaé’s well-established retail partnerships, including key grocery, convenience, and specialty store channels, which could accelerate product placement and consumer adoption.

○	Yerbaé’s distribution partners are expected to provide SHOT with access to high-volume markets where demand for functional and energy beverages is growing rapidly.

○	Cross-leveraging Yerbaé’s strong customer relationships is expected to enable SHOT to tap into Yerbaé’s existing retail programs and promotional initiatives, which could potentially reduce the time-to-market for SHOT’s product lines.

○	The Transaction supports shared logistics and supply chain efficiencies, which could optimize distribution costs and improve margins for both Yerbaé and SHOT.

○	We believe that Yerbaé’s expertise in launching and scaling products can be applied to SHOT’s product lines, which could enhance their visibility and growth trajectory in both the U.S. and Canada.

2. Synergies Between Yerbaé’s Robust Supply Chain and SHOT’s Emerging Supply Chain

The Transaction brings together Yerbaé’s well-developed, scalable supply chain with SHOT’s emerging supply chain capabilities, which are expected to create significant operational synergies:

●	Optimization of Resources: Yerbaé’s established supplier relationships and logistics infrastructure can help streamline SHOT’s procurement processes, reducing costs and improving efficiency.

●	Scalability: SHOT is expected to benefit from Yerbaé’s ability to scale production quickly to meet increased demand, ensuring timely fulfillment of larger orders and facilitating market expansion.

●	Improved Logistics: Combining supply chain networks will seek to enhance distribution coverage, minimize delivery lead times, and potentially allow for better inventory management across markets.

●	Innovation in Sourcing: Yerbaé’s supply chain expertise can help SHOT implement best practices in sourcing sustainable and high-quality ingredients, supporting both companies’ growth ambitions and brand positioning.

●	Shared Efficiencies: The Transaction is expected to enable shared warehousing, transportation, and fulfillment resources, which could drive down operational costs.

3. Supercharging Product Portfolios

The Transaction brings together two innovative beverage portfolios with distinct market appeal. We believe that Yerbaé’s functional beverages and SHOT’s targeted energy drink products complement one another, creating opportunities for cross-promotion and bundling strategies. Together, the combined company hopes to be positioned to meet diverse consumer demands for healthier, functional, and performance-based beverages.

4. Fostering a Robust Pipeline of Innovation

Both Yerbaé and SHOT have demonstrated a strong commitment to innovation, with a robust pipeline of new product concepts  that align with evolving consumer trends:

●	Accelerated Product Development: The Transaction will look to streamline research and development processes, potentially allowing for faster innovation and more efficient product launches.

●	Shared Expertise: Yerbaé’s experience in developing functional beverages and SHOT’s expertise in targeted energy drinks will strive to foster collaborative innovation, driving new product ideas and formulations.

●	Market Responsiveness: By leveraging shared insights and resources, the combined entity intends to be well-positioned to respond quickly to changing consumer preferences and market demands.

●	Innovation at Scale: The merged company will strive to ensure greater investment in product development, potentially driving long-term growth through an innovative and differentiated product pipeline.

5. Significant Cost Savings Across the System

The Transaction intends to deliver meaningful cost savings through operational efficiencies and the consolidation of key external functions:

●	Streamlined Professional Services: Combining efforts under one auditor and one legal team will look to significantly reduce administrative costs.

●	Team Synergies: The integration of sales, distribution, finance, and operations teams are expected to allow for improved collaboration, reduced redundancies, and cost savings across the system.

●	External Supplier Efficiencies: The combined entity intends to leverage economies of scale when negotiating with external suppliers, which could potentially reduce costs for procurement, packaging, and logistics.

●	Operational Excellence: Shared processes and infrastructure may enhance cost efficiency across the supply chain, potentially creating long-term savings and improving margins.

6. The Power of Yerbaé’s Experienced Team

Yerbaé’s leadership team has a track record of executing growth strategies and navigating competitive beverage markets. We believe that their expertise in product development, branding, and scaling distribution could be instrumental in integrating SHOT’s operations and realizing the full potential of the combined entity. This leadership will look to drive operational efficiencies, improve margins, and accelerate growth.

7. Market Positioning and Global Growth Potential

The Transaction is intended to create a stronger, more diversified beverage company with a presence in both Canadian and U.S. markets. We believe that this dual-market access enhances the combined company’s ability to scale internationally, capitalize on emerging trends in functional and energy beverages, and attract institutional and retail investors across borders.

Enhancing Shareholder Value Through Strategic Acquisition

The Transaction marks a significant milestone for Safety Shot, building on a year of notable achievements, including:

●	Securing major new distribution deals with 7-Eleven corporate stores in the Chicagoland area, multiple convenience store chains across the US, and major grocery chains;

●	Launching innovative product formats like Sure Shot in 4-ounce bottles and on-the-go stick packs;

●	Forming key partnerships with companies like KeHE Distributors and Capital Drugs;

●	Achieving positive clinical trial results confirming the reduction of blood alcohol content in study participants;

●	Successfully raising capital to fuel further growth; and

●	Rebranding its flagship product from “Safety Shot” to “Sure Shot.”

These achievements have contributed to the Company’s strong momentum and an anticipated 50% revenue growth in the fourth quarter. Additionally, Safety Shot expanded its e-commerce presence on platforms like Walmart.com and Amazon, announced its intention to focus on business-to-business (B2B) sales, and mentioned plans to expand into international markets, specifically Canada, in 2025.

Leadership & Integration

The combined company will be led by an experienced management team with deep expertise in the wellness and beverage industries. The integration process will be carefully managed to ensure a smooth transition. Safety Shot’s existing management team will continue to lead the company, with Yerbaé’s leadership team assuming secondary management roles.

Market Opportunity

The global plant-based energy beverage market is growing rapidly, driven by demand for healthier and more sustainable alternatives to traditional energy drinks. We believe that this Transaction positions Safety Shot to capitalize on this trend and potentially secure a substantial market share. The global plant-based energy drink market is projected to grow at a compound annual growth rate (“CAGR”) of 6.7% from 2024 to 2033, reaching a value of $10.5 billion by 2033 (Source: Market.us). The global wellness market is expected to grow at a CAGR of 9.9% from 2020 to 2025, reaching a value of $7 trillion by 2025 (Source: Global Wellness Institute) .

Transaction Overview

Pursuant to the terms of the Arrangement Agreement, at the effective time of the arrangement (the “Effective Time”), all of the common shares (each, a “Yerbaé Share”) of Yerbaé then issued and outstanding immediately prior to the Effective Time (including the Yerbaé Shares to be issued on the settlement of all of the performance share units and restricted share units of Yerbaé, which will be settled immediately prior to the Effective Time) will be acquired by the Company in consideration for the right to receive an aggregate of 20,000,000 shares of common stock (each, a “SHOT Share”) of the Company, translating into a basic equity value of $15.2 million and an enterprise value of $19.7 million respectfully. Post closing of the Transaction, SHOT shareholders are expected to own approximately 75.8% and former holders of the Yerbaé Shares are expected to own approximately 24.2% of the combined company.

The Transaction will be effected by way of a plan of arrangement pursuant (the “Plan of Arrangement”) to the Business Corporations Act (British Columbia). Under the terms of the Arrangement Agreement, SHOT will acquire all of the issued and outstanding Yerbaé Shares, with each holder of Yerbaé Shares expected to receive 0.2918 of a SHOT Share for each Yerbaé Share held, implying a current market price per Yerbaé Share of US$0.76, based on the closing share price of the SHOT Shares on January 6, 2025. Each outstanding Yerbaé restricted share unit and performance share unit is expected to have its vesting accelerated and be settled for Yerbaé Shares immediately prior to the completion of the Transaction. Each option (each, a “Replaced Option”) to purchase common shares of Yerbaé outstanding immediately prior to the Effective Time (whether or not vested) will be deemed to be exchanged for an option (each, a “Replacement Option”) entitling the holder to purchase shares of common stock of the Company. The number of shares of common stock of the Company underlying each Replacement Option will equal the number of common shares of Yerbaé underlying the Replaced Option multiplied by the applicable exchange ratio. The exercise price of each Replacement Option will equal the exercise price of the corresponding Replaced Option divided by the exchange ratio and each Replacement Option will be fully vested. In accordance with the respective terms of Yerbaé’s outstanding warrants and debentures, the terms of each warrant and debenture of Yerbaé will entitle the holder thereof to receive, upon exercise or conversion, as applicable, in substitution for the number of Yerbaé common shares subject to such warrant or debenture, a number of shares of Company common stock.

The Transaction is expected to close in the second quarter of 2025, subject to satisfying certain customary closing conditions, including: (i) the receipt of approvals from both SHOT’s and Yerbaé’s shareholders; (ii) the issuance of interim and final orders by the Supreme Court of British Columbia; (iii) the absence of any law or order prohibiting, rendering illegal or permanently enjoining the consummation of the Arrangement; (iv) the obtainment of any regulatory approvals required in connection with the Plan of Arrangement, except for such approvals the failure of which to obtain would not reasonably be expected to have a material adverse effect on the parties or would not materially impede or delay the completion of the Arrangement; (v) the approval by the TSX Venture Exchange (“TSXV”); (vi) the approval of the listing of the SHOT Shares by Nasdaq; (vii) the exemption of the issuance of the SHOT Shares from the registration requirements of the Securities Act of 1933, as amended (the “U.S. Securities Act”), pursuant to Section 3(a)(10) thereof; (viii) that the representations of the other party in the Arrangement Agreement are true and correct as of the date of the Arrangement Agreement and the Effective Time (subject to certain materiality qualifiers) and (ix) that the other party will have complied in all material respects with its covenants in the Arrangement Agreement, among other customary closing conditions for a transaction of this nature and size.

Additionally, the obligation of the Company to consummate the Arrangement is subject to the satisfaction or waiver of the following conditions, among others: (i) that there will not have occurred during the Interim Period any material adverse effect with respect to Yerbaé; (ii) that the Company shall have received Support Agreements (as defined below) from certain shareholders of Yerbaé representing not less than 40.1% of the issued and outstanding Yerbaé Shares no later than 30 days following the date of the Arrangement Agreement (and such shareholders shall not have breached their obligations or covenants thereunder in any material respect as of the Effective Time); and (iii) that the Yerbaé shareholders shall have not validly exercised and not withdrawn dissent rights with respect to more than 5% of the Yerbaé Shares then outstanding.

The obligation of Yerbaé to consummate the Arrangement is also conditioned upon (i) the Company appointing Todd Gibson to the board of directors of Shot (the “SHOT Board”) as of the Effective Time and (ii) that there will not have occurred during the Interim Period any material adverse effect with respect to the Company.

The Arrangement Agreement also contains customary representations, warranties and covenants made by Safety Shot and Yerbaé, including covenants that both parties will during the period between the date of the execution of the Arrangement Agreement and the Effective Time (the “Interim Period”), in all material respects, conduct their respective businesses in the ordinary course consistent with past practice, and to refrain from taking certain specified actions without the prior written consent of the other party, in each case, subject to certain exceptions and qualifications.

Implementation of the Transaction is subject to the approval of at least (i) two-thirds (66 2/3%) of the votes cast by the holders of the Yerbaé Shares present in person or represented by proxy at the meeting of holders of Yerbaé Shares held to consider the Transaction, voting as a single class; (ii) if required pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the approval of the majority of the votes cast by the holder of the Yerbaé Shares, excluding the votes of shareholders whose votes are required to be excluded for the purposes of “minority approval” pursuant to MI 61-101; and (iii) the affirmative vote of a majority of the votes cast by the SHOT stockholders present in person or represented by proxy at the meeting of holders of SHOT stockholders to consider the Transaction.

The Transaction has been unanimously approved by the boards of directors of Yerbaé (the “Yerbaé Board”) and SHOT. The Yerbaé Board has unanimously determined, after receiving financial and legal advice along with the Yerbaé Fairness Opinion (as defined below), that the Transaction is in the best interests of Yerbaé and is fair to the Yerbaé shareholders and the Yerbaé Board recommends that the Yerbaé shareholders vote in favor of the Transaction. The SHOT Board has, after receiving financial and legal advice along with the SHOT Fairness Opinion (as defined below), recommends that the SHOT shareholders vote in favor of the Transaction.

Evans & Evans, Inc. provided the Yerbaé Board with a fairness opinion, dated December 30, 2024, to the effect that, as of the date of such opinion, the consideration payable pursuant to the Transaction is fair, from a financial point of view, to the Yerbaé Shareholders, in each case, based upon and subject to the respective assumptions, limitations, qualifications and other matters set forth in such opinions (the “Yerbaé Fairness Opinion”). Newbridge Securities Corporation provided the SHOT Board with an oral opinion, dated January 7, 2025, to the effect that, as of the date of such opinion, the consideration being offered by SHOT to the Yerbaé shareholders pursuant to the Transaction, is fair, from a financial point of view, to the SHOT shareholders, based upon and subject to the respective assumptions, limitations, qualifications and other matters set forth in such opinion (the “SHOT Fairness Opinion”).

Upon closing of the Transaction, SHOT intends to cause the Yerbaé Shares to cease to be listed on the TSXV and to cause Yerbaé to submit an application to cease to be a reporting issuer under applicable Canadian securities laws.

A more complete description of the terms of and conditions of the Transaction and related matters will be included in a current report on Form 8-K to be filed by each of SHOT and Yerbaé respectively with the U.S. Securities and Exchange Commission (“SEC”) and the applicable Canadian securities commissions (collectively, the “Commissions”) on SEDAR+. A copy of the Arrangement Agreement will be an exhibit to the Form 8-Ks. All parties desiring details regarding the terms and conditions of the proposed transaction are urged to review the Form 8-Ks, and the exhibits attached thereto, which will be available on the SEC’s website found at www.sec.gov and on the Commission’s website at www.sedarplus.ca.

At the time of closing of the Transaction, none of the SHOT Shares or any other securities to be issued pursuant to the Transaction will have been registered under the U.S. Securities Act, or any U.S. state securities laws, and any securities issuable in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Unlocking Value for Shareholders

“The Transaction is about more than just two companies coming together; it’s about creating a new force in the wellness and beverage sector,” said SHOT CEO Jarrett Boon. “We are bringing together the best of both worlds—Safety Shot’s expertise in wellness solutions and Yerbaé’s strength in plant-based beverages—to create a company with significant potential.”

This strategic Transaction looks to creates a powerhouse in the wellness and beverage industry. We believe that Safety Shot will benefit from Yerbaé’s established presence in the natural and organic foods sector, gaining access to new markets and retail channels. We expect that Yerbaé’s robust distribution network will accelerate product placement and consumer adoption for both companies’ beverages, potentially allowing for rapid market expansion.

The Transaction also seeks to strengthen Safety Shot’s financial position. We expect that Yerbaé’s anticipated annual revenue could boost Safety Shot’s top line results. Furthermore, it diversifies Safety Shot’s product offerings, creating a more robust and resilient business model.

Yerbaé also benefits significantly from the Transaction. By joining forces with Safety Shot, Yerbaé gains access to potential growth capital and resources, enabling it to expand its operations, marketing efforts, and product development initiatives. The combined company is expected to leverage the expertise of both teams, including Yerbaé’s experienced leadership with a proven track record in the beverage industry, to drive product innovation and development.

Creating a More Efficient and Profitable Organization

The Transaction is expected to generate favorable synergies and cost savings through the integration of operations, supply chains, and marketing efforts. By leveraging the combined company’s scale and expertise, Safety Shot anticipates achieving greater efficiency and profitability. This includes streamlining manufacturing and distribution processes, optimizing marketing and sales initiatives, leveraging combined purchasing power, and eliminating redundant overhead expenses.

Positioned for a Bright Future

The combined company intends to be well-positioned to capitalize on the growing global market for healthy and functional beverages. With a diversified product portfolio, strong distribution network, and a shared commitment to innovation, Safety Shot and Yerbaé are poised to become a driving force in the wellness and beverage industry. The Transaction marks a significant step forward for both companies, unlocking exciting potential opportunities for growth, innovation, and long-term value creation for shareholders.

About Safety Shot, Inc.

Safety Shot, Inc., a wellness and dietary supplement company, has developed Sure Shot, the first patented wellness product on Earth that lowers blood alcohol content by supporting its metabolism, while boosting clarity, energy, and overall mood. Sure Shot is available for purchase online at www.sureshot.com, www.walmart.com and Amazon. The Company is introducing business-to-business sales of Sure Shot to distributors, retailers, restaurants, and bars throughout 2025.

Yerbaé Brands Corp.

Yerbaé Brands Corp., (TSXV: YERB.U; OTCQX: YERBF) makes great-tasting energy beverages with yerba mate and other premium, plant-based ingredients. All Yerbaé energy beverages are zero calorie, zero sugar, non-GMO, vegan, kosher, keto-friendly, paleo-approved, gluten-free and diabetic-friendly. Founded in Scottsdale, AZ in 2017, Yerbaé seeks to disrupt the energy beverage marketplace by offering a no-compromise energy solution, with input and support from its recently announced Yerbaé Advisory Board, Sports and Entertainment. Find us @DrinkYerbae on Instagram, Facebook, Twitter/X and TikTok, or online at https://yerbae.com. For more information regarding Yerbaé’s financial results, refer to Yerbaé’s annual audited financial statements for the fiscal year ended December 31, 2023 and Yerbaé’s interim unaudited financial statements for the nine months ended September 30, 2024, which are filed on SEDAR+ at www.sedarplus.ca under Yerbaé’s profile.

Advisors

Maxim Group LLC is serving as the exclusive financial advisor to Safety Shot in connection with the merger. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. are serving as legal counsel to Safety Shot in connection with the merger and Cozen O’Connor LLP is serving as legal counsel to Yerbaé.

Additional Information and Where to Find It

In connection with the proposed Transaction, Safety Shot and Yerbaé plan to file or cause to be filed relevant materials in the United States with the SEC and in Canada with the applicable Commissions on Sedar+, including a joint proxy statement and other relevant documents relating to the proposed transaction. This communication is not a substitute for the joint proxy statement or any other document that the Company or Yerbaé may file with the SEC, the Commissions or send to their security holders in connection with the transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND YERBAÉ ARE URGED TO READ THESE MATERIALS, INCLUDING THE JOINT PROXY STATEMENT, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT YERBAÉ, THE COMPANY, THE TRANSACTION, AND RELATED MATTERS. The joint proxy statement and other relevant materials (when they become available), and any other documents filed by the Company or Yerbae with the SEC or the Commissions, may be obtained free of charge at the SEC website at www.sec.gov or www.sedarplus.ca. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by the Company by directing a written request to: Safety Shot, Inc., 1061 E. Indiantown Rd., Ste. 110, Jupiter, FL 33477 or to Yerbae Brands Corp., 18801 N Thompson Peak Pkwy, Suite 380, Scottsdale, AZ 85255. Investors and security holders are urged to read the joint proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

The Company, Yerbaé and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the transaction. The Company’s and Yerbaé’s stockholders and other interested persons may obtain, without charge, more detailed information (i) regarding the directors and executive officers of the Company in the Company’s Annual Report on Form 10-K filed with the SEC on April 1, 2024, its definitive proxy statement on Schedule 14A relating to its 2024 Annual Meeting of Stockholders filed with the SEC on June 24, 2024 and other relevant materials filed with the SEC when they become available; and (ii) regarding Yerbaé’s directors and executive officers in Yerbaé’s Form 10 filed with the SEC on July 19, 2024 and other relevant materials filed with the SEC when they become available. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the transaction will be set forth in the joint proxy statement for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the transaction will be included in the joint proxy statement that the Company and Yerbaé intend to file with the SEC and the Commissions on SEDAR+.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Additional Information

The TSX Venture Exchange Inc. has in no way passed upon the merits of the proposed Transaction and has neither approved nor disapproved the contents of this news release. Completion of the Transaction is subject to a number of conditions, including but not limited to acceptance of the TSXV. There can be no assurances that the Transaction will be completed as proposed or at all. Trading in the securities of either Safety Shot or Yerbaé should be considered highly speculative.

On Behalf of the Board of Directors of Safety Shot, Inc.

“Jarrett Boon”

Jarrett Boon, Chief Executive Officer

Safety Shot Contact Information:

Investor Relations

Phone: 561-244-7100

Email: investors@drinksafetyshot.com

On Behalf of the Board of Directors of Yerbaé Brands Corp.

“Todd Gibson”

Todd Gibson, Chief Executive Officer and Co-Founder

Yerbaé Contact Information:

For investors, investors@yerbae.com or 480,471.8391

To reach CEO Todd Gibson, todd@yerbae.com or 480.471.8391

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws with respect to the proposed Transaction and business combination between SHOT and Yerbaé. All statements other than statements of historical facts contained in this press release, including statements regarding the Transaction and closing thereof, SHOT’ or Yerbaé’s future results of operations and financial position, SHOT’ and Yerbaé’s business strategy, prospective costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated operations of SHOT and Yerbaé, and the expected value of the combined company after the transactions, are forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed business combination: the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of each of SHOT’s and Yerbaé’s securities; the occurrence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement; the inability to complete the transactions contemplated by the Arrangement Agreement, including due to failure to obtain approval of the shareholders of SHOT or Yerbae, the Court, that of the TSXV or Nasdaq as well as other conditions to closing in the Arrangement Agreement; the inability to maintain the listing of SHOT ordinary shares on Nasdaq following the completion of the Transaction; the risk that the transactions contemplated by the Arrangement Agreement may disrupt current plans and operations of SHOT as a result of the announcement and consummation of these transactions; the ability to recognize the anticipated benefits of the business combination contemplated by the Arrangement Agreement, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth economically and hire and retain key employees; costs related to the business combination; changes in applicable laws or regulations; the possibility that Yerbaé or SHOT may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties to be identified in the proxy statement (when available) relating to the Transaction, including those under “Risk Factors” therein, and in other filings with the SEC made by SHOT or Yerbaé, as applicable. Moreover, each of Yerbaé and SHOT operate in very competitive and rapidly changing environments. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond Yerbaé’s and SHOT’ control, readers should not rely on these forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made. Neither Yerbaé nor SHOT give any assurance that either Yerbaé or SHOT will achieve its expectations as stated herein. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by law, Yerbaé and SHOT assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.